UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 9, 2023

Date of Report (date of earliest event reported)

GIGCAPITAL5, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-40839	86-1728920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

(Address of principal executive offices)

(650) 276-7040

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GIA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed in the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on December 12, 2022, on December 8, 2022, GigCapital5, Inc., a Delaware corporation (the “Company”), entered into a Business Combination Agreement (the “BCA”) with QT Imaging, Inc., a Delaware corporation (“QT Imaging”) and the other parties thereto, pursuant to which, Merger Sub (as defined therein) would merge with and into QT Imaging, with QT Imaging surviving the merger as a wholly owned subsidiary of the Company.

As previously disclosed in the Current Report on Form 8-K filed with the SEC on September 7, 2023, the Company commenced a lawsuit in the Court of Chancery of the State of Delaware against QT Imaging and its primary stockholder seeking, among other things, specific performance to compel QT Imaging to act in accordance with its obligations under the BCA or, in the alternative, recover damages to remediate the Company for QT Imaging’s breach of contract and breach of covenant. The Court of Chancery has now scheduled a trial for the aforementioned lawsuit to occur on November 20-22, 2023.

Following the commencement of the lawsuit by the Company on September 7, 2023, on September 9, 2023, the Company received a notice from QT Imaging that purported to terminate the BCA pursuant to Section 9.01(b) thereof, notwithstanding the fact such section expressly provides that a party that is in breach or violation of the BCA may not terminate the BCA if such breach or violation is the principal cause of a failure of a condition set for in Article VIII of the BCA. The Company, in its lawsuit, asserts that QT Imaging is in breach and violation of the BCA as it has acted in violation of and failed to fulfill its obligations pursuant to a number of sections of the BCA, including by failing to use its reasonable best efforts to consummate the transactions contemplated by the BCA and pursuing alternate transactions to the transactions contemplated by the BCA. The Company disputes that the date by which the conditions for consummation of the transactions contemplated by the BCA has yet occurred, and furthermore, asserts that to the extent that any conditions have failed to occur, it is as a result of the breaches and violations of the BCA committed by QT Imaging. The Company intends to proceed to trial on November 20, 2023 and seek specific performance to compel QT Imaging to act in accordance with its obligations under the BCA and proceed to consummate the transactions contemplated by the BCA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 14, 2023	GIGCAPITAL5, INC.

	By:	/s/ Dr. Raluca Dinu
	Name:	Dr. Raluca Dinu
	Title:	Chief Executive Officer, President, Secretary, and Director